Exhibit (e)(19)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

OPPENHEIM PRAMERICA ASSET	)
MANAGEMENT S.À R.L. on behalf of FCP OP	)
MEDICAL BIOHE@LTH-TRENDS and all others	)
similarly situated,	)
)
Plaintiff,	) C.A. No.
)
v.	)
)
BIOENVISION, INC., CHRISTOPHER B. WOOD,	)
MICHAEL KAUFFMAN, THOMAS SCOTT	)
NELSON, STEPHEN A. ELMS, ANDREW	)
SCHIFF, JOSEPH P. COOPER, GENZYME	)
CORPORATION, and WICHITA BIO	)
CORPORATION,	)
)
Defendants.

PLAINTIFF’S MOTION FOR EXPEDITED PROCEEDINGS

Plaintiff Oppenheim Pramarica Asset Management S.À.R.L. (“OPAM”), on behalf of FCP OP Medical BioHe@lth-Trends (the “Fund”), by their undersigned attorneys, respectfully move this Court for an Order in the form attached hereto expediting discovery in this Action. The grounds for this Motion are as follows:

INTRODUCTION AND BACKGROUND

1.         Plaintiff initiated this class action on behalf of the public shareholders of Bioenvision, Inc. (“Bioenvision” or “the Company”), to oppose the all cash tender offer (the “Tender Offer”) and second-step merger valued at as much as $345 million (the “Proposed Transaction”) through which Genzyme Corporation by its wholly owned subsidiary, Wichita Bio Corporation (collectively “Genzyme”) will acquire the Company. In the Tender Offer, which commenced on June 4, 2007 and is set to expire at 12:01 a.m. on July 2, 2007, public shareholders of the Company are to receive $5.60 per share in cash for each share of Bioenvision stock they own.

2.         Commencing June 20, 2007, plaintiff filed its complaint challenging the Tender Offer and the Proposed Transaction. Plaintiff requires expedited discovery to prepare for a hearing on its motion for a preliminary injunction as the deadline for Tender Offer acceptance is July 2, 2007. Unless Plaintiff can obtain certain limited discovery on an expedited basis, it will be unable to gather the facts necessary to support their anticipated request to enjoin implementation of the Tender Offer and the Proposed Transaction.

3.         As alleged in plaintiff’s Verified Class Action Complaint (the “Complaint,” as cited as “¶    ”) filed herewith, defendants have violated their fiduciary duties to maximize shareholder value in this Proposed Transaction. The $5.60 per share tender offer price represents a meager 6.7% premium over the closing price of the Company’s stock on the last full day of trading before the Proposed Transaction was announced. Instead of exercising their fiduciary responsibilities to protect shareholder-interests, the Individual Defendants (the Company’s directors used herein as defined in the Complaint) issued a materially misleading and factually inaccurate recommendation statement to shareholders on a Securities Exchange Commission (“SEC”) form 14D-9 encouraging them to accept Genzyme’s Tender Offer.

4.         On June 4, 2007, Genzyme filed its Schedule TO with the SEC which purported to set forth the terms and conditions of the Tender Offer (the “Tender Offer Statement”). Then, on June 7, 2007, Bioenvision filed its Schedule 14D-9 with the SEC, which recommended that shareholders tender their shares in the Tender Offer (the “Recommendation Statement”).(1) The

(1)  The Tender Offer Statement and Recommendation Statement will collectively referred to herein as the “Disclosure Documents.”

Tender Offer Statement and the Recommendation Statement contain numerous material omissions and misrepresentations.

5.         For example, the Disclosure Documents also do not disclose that Bioenvision has repeatedly advised Genzyme that under the terms of their so-called “Co-Development Agreement” it is entitled to file a New Drug Application (“NDA”) for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States. The Disclosure Documents, instead, simply state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship.”

6.         The Recommendation Statement is also materially misleading in that it provides a fairness opinion from UBS Securities LLC (the “Fairness Opinion”) without any underlying financial analyses. As such, the Fairness Opinion is nothing more than a conclusory, self-serving statement upon which the Company’s shareholders cannot reasonably be expected to rely. The omission of any projections, analyses, or resultant ranges of value is materially misleading. Moreover, the Recommendation Statement is misleading in numerous other respects as set forth herein.

7.         The undisclosed facts of multiple breaches of fiduciary duty and other omitted material information create a compelling need for preliminary injunctive relief. Shareholders are entitled to full and complete information before deciding whether to demand appraisal. That right is critical here. Shareholders who believe the Proposed Transaction is unfair may decide, based on full information, that it is better to forego appraisal but retain damages claims for breach of fiduciary duty, including rescissory damages. Alternatively, shareholders may decide that the undisclosed facts support a compelling case for appraisal.

8.         For the reasons set forth herein and alleged in the Complaint, Plaintiff has moved for expedited proceedings and moved to enjoin voting on, and the consummation of, the Proposed Transaction until the Company makes full, corrective disclosures.

FACTUAL BACKGROUND

9.         The facts relating to this motion are set forth in the Complaint, which is incorporated herein by reference.

ARGUMENT

EXPEDITED PROCEEDINGS ARE NECESSARY
AND APPROPRIATE, AND THUS SHOULD BE GRANTED

10.       This Court acts “with a certain solicitude for Plaintiffs” and “has followed the practice of erring on the side of more [expedited] hearings rather than fewer.” Giammargo v. Snapple Beverage Corp., 1994 Del. Ch. LEXIS 199, *6 (Nov. 15, 1994). “A party’s request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare.” In re Int’l Jensen Inc. S’holders Litig., 1996 Del. Ch. LEXIS 77, *2 (July 16, 1996). As the Delaware Supreme Court has observed, “Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties.” Box v. Box, 697 A.2d 395, 399 (Del. 1997).

11.       The recognized hurdle for expediting proceedings is low – “whether in the circumstances the Plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury, as would justify imposing on the defendants and the public the extra (and sometimes substantial) costs of an expedited preliminary injunction proceeding.” Giammargo, 1994 Del. Ch. LEXIS 199 at *6. The Court has denied requests for expedition when a failure to articulate a colorable claim of irreparable harm has occurred, or “where any wrongful conduct can be adequately remedied by a money damages award.” Jensen, 1996 Del. Ch. LEXIS at *2.

12.       Here, the threatened irreparable injury is inseparable from the nature of the duty of disclosure claim. It is “settled law ... that corporate directors [must] provide stockholders with ‘all material facts within their control that a reasonable stockholder would consider important’ in deciding whether to seek appraisal or accept the merger consideration.’” Nagy v. Bistricer, 770 A.2d 43, 59 (Del. Ch. 2000) (quoting Turner v. Bernstein, 776 A.2d 530, 542 (Del. Ch. 2000) (quoting Skeen v. Jo-Ann Stores, Inc., 750 A.2d 1170, 1171 (Del. 2000))). If the Court “cannot say with confidence that plaintiff has not alleged ... a colorable claim of violation of the fiduciary duty of disclosure,” then “a preliminary injunction hearing should be scheduled.” Morton v. American Mktg. Indus. Hldgs., 1995 Del. Ch. LEXIS 162, *9, 10 (Oct. 5, 1995). Asking shareholders “to make a decision as to whether to seek appraisal or accept the merger price based upon allegedly inadequate information [creates] the potential for irreparable harm [.]” Id at *10.

13.       Material facts about the fairness of the process and the fairness of the price are necessarily material to the decision whether to forego or pursue an appraisal claim. At issue in Morton were facts about the basis upon which “the common stock merger price was determined,” “conflicts of interest,” and the discharge of the directors’ fiduciary obligations. Id. at *9. It is well-settled that shareholders are entitled to an accurate description of the “process” used by directors in deciding to support a merger, and the reasons supporting their decision. Nagy, 770 A.2d at 60.

14.       The Complaint details several facts respecting the fairness of the Proposed Transaction that the Tender Offer Statement and Recommendation Statement fail to disclose accurately.

15.       Most notably, the Recommendation Statement fails to provide any underlying analyses for the fairness Opinion issued by Bioenvision’s financial advisor (“UBS”) supporting the Proposed Transaction. This is a fatal and critical omission. Instead, the Recommendation Statement only provides a conclusory statement of fairness from UBS. The Recommendation Statement does not have any meaningful concerning UBS’ analyses or the range of values obtained thereby. This omission is material and renders the Recommendation Statement false and misleading. In effect, Bioenvision is asking its shareholders to tender their shares without so much as providing any support as to fairness of the price being offered.

16.       Similarly, the Recommendation Statement fails to include any projections for Bioenvision that would have been used in connection with a discounted cash flow analysis performed by UBS. This in and of itself renders the Recommendation Statement false and misleading. The Recommendation Statement also does not include any projections for Evoltra sales or any indication of projected sales for AML should the Company receive approval for the label extension it has sought.

17.       The Recommendation Statement also omits that Bioenvision has repeatedly advised Genzyme that, under the Co-Development Agreement, it is entitled to file an NDA for Clofarabine for chronic leukemia, lymphoma or solid tumors in the United States under the terms of the Co-Development Agreement. Instead, the Disclosure Documents (including the Recommendation Statement) merely state that “the parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties or from time to time during the partnering relationship.” In making such a representation, defendants fail to disclose the details of the dispute over the Co-Development Agreement – this dispute goes to critical and valuable filing rights – which could have an impact on the Company’s valuation.

18.       The Recommendation Statement is further materially misleading in the following respects:

•         The Recommendation Statement is materially misleading in that it fails to explain why neither the Company nor its financial advisors solicited indications of interest from financial buyers during alleged attempts to solicit potential buyers;

•         The Recommendation Statement is materially misleading in that it fails to identify the original financial advisor retained by the Company, the terms of that engagement, and the reasons that the financial advisor’s engagement ended.

•         The Recommendation Statement is materially misleading in that it fails to explain why Genzyme’s evaluation of the Company’s Clofabarine rights was below expectations and the impact that evaluation had on the Company’s attempts to explore options;

•         The Recommendation Statement is materially misleading in that it fails to provide any information regarding the Company’s future financial prospects, including any new drugs or other opportunities in its pipeline;

•         The Recommendation Statement is materially misleading in that it fails to explain what attempts the Company or its advisors made, if any, to re-generate interest from Company’s B, C, and D after they initially declined to pursue a strategic transaction with the Company;

•         The Recommendation Statement is materially misleading in that it fails to explain Company A’s concerns about the risks associate with the Company’s regulatory strategy and commercialization prospects. Moreover, the Recommendation Statement is silent on how the Company planned to address these issues, and whether the issues impacted discussions with any other potential acquirer, including Genzyme;

•         The Recommendation Statement is materially misleading in that it fails to disclose why it appointed insider Dr. Wood to the board committee tasked to oversee the market check when Dr. Wood could have been placed in the position of negotiating a potential transaction and his future remuneration at the same time;

•         The Recommendation Statement is materially misleading in that it fails to disclose whether Company E would have been able to make a binding proposal had it been allowed more time to conduct its due diligence;

•         The Recommendation Statement is materially misleading in that it fails to explain the due diligence concerns that caused Company E to terminate its interest in the Company; and

•         The Recommendation Statement is materially misleading in that it fails to disclose whether the hurried schedule imposed by Genzyme impacted negotiations with Company E or any other potential buyer.

19.       The Company’s public shareholders cannot be required to decide whether to elect appraisal, a decision that may impact whether the Proposed Transaction closes, without complete and accurate disclosures on the above-described topics. Plaintiff therefore seeks the scheduling of a preliminary injunction hearing on its duty of disclosure allegations, and the opportunity to obtain additional discovery, including the production of documents sought by plaintiff, on an expedited basis.

20.       Irreparable harm generally exists where the injury cannot be compensated adequately in damages. Alpha Builders, Inc. v. Sullivan, 2004 Del. Ch. LEXIS 162, *19 (Oct 5, 2004). A claim for irreparable harm “must be of a nature that no fair and reasonable redress may be had in a court of law and that to refuse the injunction would be a denial of justice.” State v. Delaware Educ. Ass’n, 326 A.2d 868, 875 (Del. Ch. 1974).

21.       In addition, defendants’ violations alone establish the requisite irreparable injury. Where, as here, a board of directors has agreed to a sale of control in breach of its fiduciary duties to explore alternatives and obtain the best transaction reasonably available, injunctive relief is appropriate. See Paramount Comm., Inc. v. QVC Network, Inc., 637 A.2d 34, 51. Courts also have held that injunctive relief is appropriate where, as here, the process leading to approval of a sale of control has been flawed by the directors’ breach of their obligation to obtain the highest value reasonably available. See Paramount, 637 A.2d at 43-47.

CONCLUSION

For the reasons set forth above, and as detailed in the Complaint, plaintiff respectfully requests entry of an Order, in the form filed contemporaneously herewith, scheduling a preliminary injunction hearing and authorizing plaintiff to conduct expedited discovery in support thereof.

Dated: June 20, 2007		RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 North Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310

OF COUNSEL:

STURMAN LLC
Deborah Sturman
112 Madison Avenue
New York, NY 10016
Tel.:	(212) 784-6263

MOTLEY RICE LLC
Ann K. Ritter
28 Bridgeside Boulevard
Mount Pleasant, SC 29464
Tel.:	(843) 216-9000